Exhibit 99.1

Aurora Cannabis Announces Sale of Aurora Sun Facility to Bevo Expected to Provide Incremental Revenue and Cash Flow

NASDAQ | TSX: ACB

EDMONTON, AB, July 24, 2023 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), the Canadian company opening the world to cannabis, announced today that a wholly-owned subsidiary of the Company has closed the sale of its Medicine Hat, Alberta facility (the "Aurora Sun Facility") on July 21, 2023 to Bevo Farms Ltd. ("Bevo Farms"), a wholly-owned subsidiary of Bevo Agtech Inc. ( "Bevo"). The sale of the Aurora Sun Facility was completed via Bevo Farms' acquisition of one of Aurora's wholly-owned subsidiaries (the "Aurora Sun Transaction"). Aurora has a controlling interest in Bevo, one of the largest suppliers of propagated vegetables and ornamental plants in North America.

Up to $15 million could be payable over time by Bevo Farms to Aurora in connection with the Aurora Sun Transaction, based on Bevo Farms successfully achieving certain financial milestones at the Aurora Sun Facility.

"I am pleased that this transaction will achieve the dual objectives of improving Aurora's cash flow, while benefitting Bevo as they proceed with the expansion of their business," said Aurora's CEO Miguel Martin. "Bevo has successfully repurposed the Aurora Sky facility in Edmonton, and we're excited to further support their continued growth. Bevo's acquisition of the Aurora Sun facility further demonstrates the close synergies between our companies, and the value that our partnership creates for shareholders."

Leo Benne, CEO of Bevo, added, "Bevo's ability to deliver propagated plants directly from Medicine Hat to the Alberta greenhouse industry and beyond delivers a win for the Alberta greenhouse industry, the City of Medicine Hat and its residents, for Bevo, and for Aurora. We would like to express our gratitude to the City of Medicine Hat for their essential contributions to this transaction. We look forward to further developing our partnerships in Alberta in the years to come."

Strategic Highlights

  Accelerates Bevo's plans to increase revenue and earnings, which will be fully consolidated in Aurora's results due to Aurora's controlling interest
  Builds on Bevo management's strong track record of profitable growth and combined 85 years of agricultural experience to expand their vegetable and floral propagation production footprint, allowing the company to further extend its established distribution reach
  Expected reduction of ~$2 million annual carrying costs associated with maintaining the Aurora Sun Facility as an idle asset

About Aurora

Aurora is opening the world to cannabis, serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Aurora Drift, San Rafael '71, Daily Special, Whistler, Being and Greybeard, as well as CBD brands, Reliva and KG7. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co, as well as international brands, Pedanios, Bidiol and CraftPlant. Aurora also has a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on Twitter and LinkedIn. Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include statements regarding the Aurora Sun Transaction, including, but not limited to: the expected acceleration of Bevo's growth and plans to increase revenue and earnings as a result of the Aurora Sun Transaction; expected improvements to the Company's reported revenue and cash flow as a result of its ability to consolidate Bevo's results; the potential for conditional consideration to be paid to Aurora in connection with the Aurora Sun Transaction; the expected reduction in Aurora's carrying costs of maintaining the idle Aurora Sun Facility as a result of the Aurora Sun Transaction; synergies between the Company and Bevo; and the creation of shareholder value.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations (with respect to the Aurora Sun Transaction and the repurposing of the Aurora Sun Facility and more generally with respect to future transactions), management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 30, 2022 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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SOURCE Aurora Cannabis Inc.

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For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 24-JUL-23